Zarlink Board of Directors Announces Review of Strategic Alternatives

OTTAWA, CANADA, July 22, 2011 – Zarlink Semiconductor Inc. (TSX: ZL) today announced that its Board of Directors has initiated a process to review a range of strategic alternatives available to Zarlink for enhancing shareholder value.  Canaccord Genuity and Royal Bank Capital Markets have been retained as financial advisors to provide independent advice.

Zarlink will continue with all of its planned business activities throughout the strategic alternatives process.  Zarlink does not intend to disclose developments with respect to the strategic review process until its Board of Directors has approved any specific course of action.  There can be no assurance that a review of strategic alternatives will result in any transaction.

About Zarlink Semiconductor

Zarlink Semiconductor delivers world-leading, mixed-signal chip technologies for a broad range of communication and medical applications. The Company’s core capabilities include timing solutions that manage time-sensitive communication applications over wireless and wired networks, line circuits supporting high-quality voice services over cable and broadband connections, and ultra low-power radios enabling new wireless medical devices and therapies. Serving the world’s largest original equipment manufacturers, Zarlink’s highly integrated chip solutions help customers simplify design, lower costs and reach market quickly. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Canadian Securities Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the applicable regulations of the Canadian Securities Administrators. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; significant fluctuations in foreign exchange rates may adversely impact our results of operations; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com